Mail Stop 6010

      November 2, 2005



VIA U.S. MAIL AND FAX (305) 529-6201

Mr. Michael Karpheden
Chief Financial Officer
iCurie, Inc.
Espirito Santo Plaza
1395 Brickell Avenue
Suite 800
Miami, Florida 33131

	Re:	iCurie, Inc.
		Form 8-K dated July 8, 2005
		Filed July 14, 2005
		File No. 333-64840


Dear Mr. Karpheden:

      We have reviewed your response dated October 13, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 8-K dated July 8, 2005

1. We noted that iCurie Lab Holdings Limited audit report included a going concern explanatory paragraph. We also noted going concern disclosures in Note 18 of iCurie Lab Inc.`s financial statements. As such, please tell us why iCurie Lab Inc.`s audit report did not also include a going concern explanatory paragraph. Support your conclusions with references to applicable U.S. generally accepted auditing standards and revise the auditors` report as necessary in response to our comment.

2. We see you recorded a significant "gain on disposition of intangible assets" in iCurie Lab Inc.`s 2004 income statement. Please tell us more about this gain and why it was appropriate and compliant with U.S. generally accepted accounting principles. We may have further comments after reviewing your response.

3. Please refer to our prior comment 2. We understand that as of the date of your response you were still evaluating the effect, if any, of EITF 00-19 and EITF 05-04. Note that as soon as possible after you provide us with a response to our prior comment we will evaluate it. We may or may not have further comments after our evaluation. Please be as detailed as possible when responding to our comment. For example, provide us with references to relevant portions of underlying contract terms (in filed exhibits) and your analysis of the impact of such terms on your accounting requirements under U.S.
generally accepted accounting principles. Also, include a discussion of your requirement to maintain effectiveness of the registration statement and tell us if any of the penalties are subject to a limit or maximum level of penalties.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at
(202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Michael Karpheden
iCurie, Inc.
November 2, 2005
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